MAYFAIR COMPLETES STRATEGIC INVESTMENT WITH MACQUARIE

Toronto, ON - October 14, 2026 - Mayfair Gold Corp. ("Mayfair" or the "Company") (TSXV: MFG, NYSE American: MINE) is pleased to announce that it has completed its previously announced strategic investment with Macquarie Bank Limited ("Macquarie").

Macquarie acquired 2,346,701 common shares of the Company (the "Shares") at a price of C$4.26 per Share for gross proceeds of approximately C$10,000,000. The Company expects to use these proceeds towards advancing the Fenn-Gib gold project in Ontario. The Shares are subject to a 4-month and one day "hold period" as prescribed by applicable securities laws, expiring on February 15, 2027.

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100%-owned Fenn-Gib Project in the Timmins region of Northern Ontario. Fenn-Gib hosts a 4.3-million-ounce indicated mineral resource of gold (181.3Mt at an average grade of 0.74 g/t) and the expected strategy outlined in the 2026 Pre-Feasibility Study (the "PFS")1 is to develop the Project under the provincial permitting process, targeting the higher-grade 1-million-ounce probable mineral reserve (25.1Mt at an average grade of 1.29g/t) sitting near-surface, highlighting the optionality and scalability provided by the deposit.  The PFS also outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow2 of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. The Company also remains focused on exploration around the broader land package with the goal of enhancing mineral resource scale and growth opportunities.

1 Please refer to the technical report entitled "Fenn-Gib Gold Project NI 43-101 Technical Report and pre-Feasibility Study" dated effective December 19, 2025 available on SEDAR+ at www.sedarplus.ca for further details.

2 Free cash flow does not have a standardized meaning and may not be comparable to similar measures presented by other issuers, referred to as non-GAAP financial measures. As the Corporation is not in production, the Corporation does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, "forward-looking information"). The use of the words "will" and "expected" and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, all disclosure related to the PFS, including expected commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company's current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange ("TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.
CEO, Mayfair Gold Corp.
2770 Plymouth Dr - Suite 101

Oakville, ON L6H 6Y4 Canada
+1 (855) 350-5600
info@mayfairgold.ca